News Release

Virtus Total Return Fund Inc. Announces

Preliminary Results of Tender Offer

HARTFORD, CT, Friday, February 7, 2025 – Virtus Total Return Fund Inc. (NYSE: ZTR) (the “Fund”) today announced preliminary results of its previously announced tender offer (“Tender Offer”) to acquire 10% of the Fund’s outstanding shares, which expired on February 6, 2025 at 5 p.m. (Eastern).

Approximately 20,373,789 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery, based on preliminary information. With the Tender Offer oversubscribed, the relative number of shares that will be purchased from each tendering shareholder will be prorated based on the number of shares properly tendered.

The purchase price of the properly tendered and accepted shares is 98% of the Fund’s net asset value per share as of the close of regular trading on February 6, 2025, which is equal to $6.4386 per share. The Fund expects to announce the final results of the Tender Offer on or about February 12, 2025.

About the Fund

Virtus Total Return Fund Inc. is a diversified closed-end fund whose investment objective is capital appreciation, with income as a secondary objective. Virtus Investment Advisers, LLC is the investment adviser and Duff & Phelps Investment Management Co. and Newfleet Asset Management are the subadvisers to the Fund. For more information on the Fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the Closed-End Funds section of virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their NAV. For more information about the Fund’s investment objective and risks, please see the Fund’s annual report. A copy of the Fund’s most recent annual report may be obtained free of charge by contacting “Shareholder Services” as set forth at the bottom of this press release.

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For Further Information:

Shareholder Services

(866) 270-7788

closedendfunds@virtus.com